October 12, 2007

Pam Howell, Esq.
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop: 3561
Washington, D.C. 20549

Re:	eBay Inc. Definitive 14A Filed on April 30, 2007 SEC File No. 0-24821

Dear Ms. Howell:

We refer to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 21, 2007, with respect to the definitive proxy statement of eBay Inc. (“eBay” or the “Company”) filed on April 30, 2007. The numbering of the paragraphs below corresponds to the numbering of the comments, which for the Staff’s convenience have been incorporated into this response letter.

The contents of this response letter were reviewed and discussed by the members of the Company’s Compensation Committee at a regularly-scheduled meeting held on October 5, 2007.

Our Corporate Governance Practices, page 6

1. Provide the disclosure required by Item 407(a)(3) of Regulation S-K. For each director and nominee for director that is identified as independent, describe, by specified category or type, any transactions, relationships or arrangements, not disclosed pursuant to Item 404(a) that were considered by the board of directors under the applicable independence definitions in determining that the director is independent. See also Instruction 3 to Item 407(a).

In future filings, the Company will disclose any transactions, relationships or arrangements not disclosed pursuant to Item 404(a) that were considered by the board of directors. As described on page 6 of the proxy statement, eBay’s board of directors has adopted guidelines setting forth categories of relationships that it has deemed immaterial and will not consider for purposes of making a determination regarding a director’s independence. With respect to other relationships that might be considered by the board of directors, such as situations where two or more directors serve as trustees for the same charity or as members of the board of directors for the same company, the Company will disclose and discuss any such relationships that are considered by the board of directors in determining independence.

Compensation Discussion and Analysis, page 30

2. Individual officer performance is one of the factors considered in making executive compensation decisions. In particular, you indicate that half of quarterly incentive awards are based upon individual performance. Please disclose how the specific forms of compensation are structured and implemented to reflect each named executive officer’s individual performance and/or individual contribution to these items of the registrant’s performance, describing the elements of individual performance and/or contribution taken into account. See Item 402(b)(2)(vii) of Regulation S-K.

In future filings, the Company will disclose how individual performance is taken into account in structuring and implementing specific forms of compensation. The Company will also explain that for its named executive officers, individual performance is often tied to the financial performance of the business unit that he or she manages, and in the case of the CEO, is tied to the financial performance of the entire company. The financial performance of the business units is typically measured by the business unit’s revenue, profit margin, and growth rate, but also takes into account its cost structure and how it has handled risks. In addition, the Company will disclose other criteria used in individual evaluations, such as strategic decision-making capabilities, strategic agility, and ability to grow and mentor management teams.

3. Refer to Release 33-8732A, Section II.B.1. The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. Please explain the reasons for the differences in the amounts of compensation awarded to the named executive officers. For example, in 2006, Ms. Whitman received option grants that were significantly greater than the amount received by the other named executive officers. We direct your attention to Item 402(b)(2)(vii)of Regulation S-K.

In future filings, the Company will clarify that its compensation policies are the same for all of its executive officers and that decisions regarding elements of compensation for each of the Company’s executive officers take into account the size and complexity of the executive’s job and business unit in addition to individual performance factors. For example, the compensation of Mr. Donahoe, President of eBay Marketplaces, is significantly higher than that of Mr. Dutta, President of PayPal (Marketplaces reported 2006 net revenues of $4.2 billion, compared to $1.4 billion of net revenues reported by PayPal). The Company will also disclose that its executive officers fall into four different job levels (and the named executive officers for 2006 fell into three different job levels). Guidelines for each element of compensation are set for each of those job levels. It should be noted, and the Company will disclose in future filings, that the Company’s CEO is in a higher job level than the rest of the executive team and that the guidelines for her job level are significantly higher than the next highest job level. Because the CEO has overall responsibility for the entire Company, her job responsibilities are significantly greater than those of the other executive officers, who are responsible for individual business units (i.e., Marketplaces, PayPal, or Skype) or corporate functions (such as finance, legal, or human resources). The Company and the Compensation Committee believe that the guidelines for the CEO’s job level are appropriate given the scope of her job responsibilities. As the Company disclosed on page 32 of the proxy statement, the Compensation Committee sets the midpoint of the salary range for the CEO’s job level based on the median level of the salaries of the CEOs of the Company’s peer groups (although more weight is given to the high-tech sector than the consumer products sector). All elements of the CEO’s compensation for 2006 fell within the guidelines for her job level.

Competitive Considerations, page 31

4. Provide clear analysis as to how the peer group benchmark information is used in determining total or individual elements of compensation. For example, explain what you mean by your cash compensation for executives being “somewhat higher” than the median level and explain how the pay practices of companies in your peer groups are used to determine base salaries.

As the Company disclosed on page 32 of the proxy statement, it is the Company’s pay positioning strategy to target annual base salary and short-term cash incentives of the executive group as a whole at median levels relative to its peer groups in the high-tech and consumer products sectors. However, the pay practices of the two peer groups are quite different. In future filings, the Company will clarify that its cash compensation is below the median level of its consumer product peer group and above the median level of its high-tech peer group and will provide quantitative disclosure describing the differences between its cash compensation and the median levels at the peer groups. In future filings, the Company will disclose that it considers the median increases for people in selected job levels for each of the peer groups. The Company then considers those increases in setting the salary guidelines (i.e., ranges) for each job level. After the guidelines have been set, the Compensation Committee considers the role of each individual in setting his or her base salary. As the Company disclosed on page 33 of the proxy statement, in the case of some executives, base salaries are determined in large part by the salary the executive negotiated at the time he or she joined the Company (which often reflects the high cash compensation he or she received at his or her previous position).

Short-term Cash Incentive Awards, page 33

5. You state that annual targets are ordinarily set within 90 days of commencement of the year. Disclose the 2007 performance targets that were known as of the time of the filing of the proxy statement, including the performance targets for the 2007 performance based restricted stock units, consistent with Instruction 2 to Item 402(b), or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to

Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

We respectfully submit that Instruction 2 of Item 402(b) of Regulation S-K does not require disclosure of the specific financial and operational thresholds and targets for 2007. Instruction 2 of Item 402(b) of Regulation S-K states that the compensation discussion and analysis “should also cover actions regarding executive compensation that were taken after the registrant’s last fiscal year’s end.” Instruction 2 further provides that “[a]ctions that should be addressed might include, as examples only, the adoption or implementation of new or modified programs and policies or specific decisions that were made or steps that were taken that could affect a fair understanding of the named executive officer’s compensation for the last fiscal year.” Instruction 2 indicates that compensation actions or decisions after the fiscal year end should be disclosed if such actions or decisions could affect a fair understanding of a named executive officer’s compensation for the fiscal year. Question 3.03 of the Item 402 Regulation S-K Interpretations, last updated August 8, 2007, also indicates that companies are only required to include disclosure about actions regarding executive compensation taken in a period after a completed fiscal year where necessary to an understanding of a named executive officer’s compensation for the completed fiscal year.

Awards under the eBay Incentive Plan (“eIP”) are made on a quarterly and annual basis and are based on specific quarterly and annual net income and revenue thresholds and targets set only for the fiscal year of the award. The bonuses paid to eBay’s named executive officers under the eIP in any given year are not affected by the financial and operational thresholds and targets set in subsequent years for subsequent year bonus awards. As a result, disclosure of the financial and operational thresholds and targets for a subsequent fiscal year’s award is not necessary for a fair understanding of the named executive officer’s compensation for the preceding fiscal year. Consequently, we do not believe disclosure of the specific net income and revenue thresholds and targets for 2007 was required under Instruction 2 of Item 402(b) of Regulation S-K. The same analysis would apply to the performance-based restricted stock unit targets established in 2007 for the 2007 and 2007/2008 plans.

To the extent that performance targets for the current fiscal year have been set at the time the proxy statement is filed, the Company will comply with the applicable requirements of the Commission’s regulations, although it reserves the right to omit specific performance targets to the extent consistent with the Commission’s regulations.

Long-term Equity Incentive Awards, page 35

6. When discussing long-term equity incentive awards, provide an analysis of how you arrived at and why you paid each of the particular levels and forms of compensation for 2006. While you provide a detailed discussion as to how the annual long-term incentive award guidelines are set, you should provide a more general discussion of the factors considered in determining the actual focal grants. The current disclosure indicates that focal grants are based on performance of the individual, job level, future potential contributions to the company, etc. Please analyze how the committee’s consideration of these factors and the others mentioned resulted in the amounts paid for long-term equity incentives.

In future filings, the Company will provide more disclosure regarding the factors considered by the Compensation Committee in determining the actual focal grants and analysis of how those factors affected long-term equity incentives and will explain that the Compensation Committee takes into account the size and complexity of the executive’s job and business unit and considers the individual’s expected contributions to eBay’s overall results.

7. You state that the proprietary third-party survey provides data on the equity guidelines of companies in the high-tech industry. It appears from the disclosure in this section that your long-term incentive award guidelines are benchmarked to the companies included in this survey. Therefore, please disclose the companies in the high-tech industry that are part of the third-party survey. See Item 402(b)(2)(xiv) of Regulation S-K.

For 2006, the long-term incentives for the Company’s executive officers were benchmarked only against the peer group companies disclosed on page 32 of the proxy statement and were not benchmarked to the companies included in the third-party survey prepared by Buck Consultants. In future filings, the Company will clarify this disclosure and will disclose the names of any companies that were used as benchmarks.

8. The Compensation Committee may make special compensation-related decisions for performance, recognition, long-term retention value, and/or other recruitment purposes that cause that cause individual compensation to differ from the regular stated compensation strategy and guidelines. Provide clear disclosure as to whether any special compensation-related decisions were made in 2006 for any of the named executive officers and, if so, clearly state how the compensation differed.

The Company disclosed each instance where the Compensation Committee made special compensation-related decisions in 2006 for any of the named executive officers. For example, on pages 33, 34, and 35 of the proxy statement, the Company disclosed and explained special decisions made with respect to Mr. Donahoe’s compensation, and on pages 34, 35, 36, and 37 of the proxy statement, the Company disclosed and explained special decisions made with respect to Mr. Swan’s compensation. In future filings, the Company will clarify that there are no special compensation-related decisions for any of the named executive officers other than what has been disclosed in the proxy statement.

The Company hereby acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the filing; (2) Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions regarding this response letter should be directed to the undersigned or Kathryn Hall at (408) 376-7400.

Very truly yours,

/s/  Michael R. Jacobson
Michael R. Jacobson
Senior Vice President, Legal Affairs
General Counsel and Secretary

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